Our Present Actions

Preserve the Future



and Mirror the Past



2002 marks the 90th anniversary of the building of the impounding dam and reservoir later named Lake Williams.

Building a dam across the east branch of the Codorus Creek to provide a reserve to meet any conceivable water shortages created this man-made lake. In 1912, 250 workmen with picks, shovels, wheelbarrows and mules completed this incredible undertaking in fourteen months. Nothing of this magnitude had ever been accomplished in this region and the project captured the attention of the public including many skeptical citizens and newspaper reporters. Not only was "the dam" construction successfully completed, but also the reservoir played a major role during a serious drought in 1914 - one year after its completion. Since then, Lake Williams has continued to Provide an unimpeded water supply to the residents of York County for ninety years - and in the mid 1960's Lake Redman was constructed to more than double the Company's water storage capacity.

Ninety years later, and on the heels of an extended statewide drought emergency situation, The York Water Company is in the midst of a similar planning, engineering, and construction project to meet the Future needs of the community.

Although there will be fewer workmen involved and no mules, these Present day actions Mirror the Past, as a proactive response to source of supply concerns. The York Water Company is presently proceeding through the approval process to install a pumping station and 13 to 15 mile pipeline from the Susquehanna River to Lake Redman. This major raw water project will provide our customers with a reserve water source to use during extended periods of drought. Although The York Water Company Susquehanna River reserve and pipeline would only be utilized and fully active during droughts and emergencies, we feel that our customers require this level of assurance; preserving the supply of "That good York water" for future generations.



Historic photographs depict the 1912 construction of the Lake Williams impounding dam and reservoir, a significant water supply which has helped through several severe droughts.



The York Water Company has a strong tradition of planning for the future and taking the action steps necessary to preserve and supply an unlimited source of high quality water to its customers.



One year after its completion, Lake Williams played a major role in providing water during the serious drought of 1914.

2002 Drought





Ninety years later, Lake Williams played a major role in providing water during the drought emergency of 2002.

The drought conditions of 2002 presented many challenges to The York Water Company and to the residents of York County. Customers within our many communities faced a very serious situation concerning our water supply for the second consecutive year. Through increased water conservation measures and reductions in water usage by many persons and businesses, which each did their part during the drought "emergency" - a more serious situation was avoided. The resolve and response of the municipalities, the fire departments, the bulk water haulers, swimming pool contractors, local media; local companies who offered alternate sources of water supply, and all of our customers during those tenuous days, weeks, and months of minimal precipitation - was nothing short of miraculous. These post September 11, 2001 pro-active conservation measures represent a more diligent and resolute outlook on our quality of life issues within York County. The York Water Company again wishes to thank all of you for your Actions that helped Preserve the source and supply of York County water.



Highlights of Our 187th Year

The York Water Company 2002 Annual Report

Summary of Operations

For the Year	2002	2001	2000	1999	1998
Water operating revenue	$19,553,211	$19,402,542	$18,481,163	$17,511,251	$17,137,029
Operating expenses	11,219,992	10,467,905	10,008,624	10,255,553	9,721,428
Operating income	8,333,219	8,934,637	8,472,539	7,255,698	7,415,601
Interest expense	2,691,857	2,855,565	2,797,705	2,643,579	2,673,614
Other income, net	182,570	159,536	166,003	252,058	158,329
Income taxes	2,033,585	2,232,541	2,083,050	1,710,104	1,764,927
Net income	$ 3,790,347	$ 4,006,067	$ 3,757,787	$ 3,154,073	$ 3,135,389
Per Share of Common Stock[1]					
Book value	$5.85	$5.69	$5.33	$5.16	$5.10
Net income	.60	.65	.63	.53	.53
Dividends[2]	.53	.51	.49	.47	.47
Number of shares outstanding at year-end	6,364,803	6,308,664	6,085,466	5,978,182	5,959,444
Utility Plant					
Original cost	$127,117,248	$121,109,335	$114,748,545	$108,804,699	$102,088,220
Construction expenditures	6,309,906	7,095,827	6,413,721	7,050,376	4,989,967
Other					
Total assets[3]	$118,408,387	$113,351,492	$107,626,319	$108,600,110	$102,479,091
Long-term debt	32,652,087	32,690,343	32,728,220	32,765,943	32,000,000

(1) *All per share data has been restated to reflect the May 2002 two-for-one stock split.*

(2) *Cash dividends per share reflect dividends declared on shares outstanding at each dividend date.*

(3) *Total assets for years prior to 2000 do not reflect the reclassification of deferred tax assets and liabilities and the related regulatory assets and liabilities that were made for 2001 and 2000.*

For Management's Discussion and Analysis of Financial Condition and Results of Operations, Please Refer to Page 8.



Letter from the CEO

Dear Shareholders,



As I write this letter, I think back to a year like no other. Since the events of September 2001, we have been profoundly changed. In spite of these changes, our obligations to our customers, employees and shareholders remain the same. We must protect against any interruption in providing high quality and reliable water service to our customers. During 2002, we made, and will continue to make, a substantial commitment to insure that we continue to provide "That good York water" to our customers.

Security of our facilities and water supply are not the only challenge we faced during 2002. Throughout the year, your Company operated under the most severe drought conditions in over 35 years. The Company's reservoir levels fell to record lows. In response to the drought emergency, we revised our Drought Contingency Plan in August 2002, and developed an alternative supply of water from a nearby quarry to meet our by-pass requirement. Thanks to the imaginative efforts of our employees, the cooperation of the quarry owner, Global Stone, Inc., the conservation efforts of our customers and the cooperation of our regulator, the Department of Environmental Protection, we were able to overcome the challenges posed by the drought. Reservoir levels returned to normal in November 2002, and drought restrictions were lifted in January 2003.

Also in 2002, your Company continued its difficult but critically important effort to secure an additional supply of water from the Susquehanna River. We are currently seeking approvals from a host of regulatory bodies. We are also in the process of designing the facilities necessary to complete the project. We anticipate that actual construction of the facilities will begin in the summer of 2003. The entire project will cost approximately $20 million. This project is strategic to your Company's objective of providing a reliable water supply for years to come.

Financial Results

Not only did the severe drought conditions put our operations to the test, but they also had an adverse impact on our financial results and position. Due primarily to a decrease in the volumes of water sold, brought about by our customers' conservation efforts, the Company's net income for the year decreased 5.4% compared to 2001. Earnings per share of common stock for the year decreased to $0.60 from $0.65 for 2001.

The Company understands the importance of dividends to our shareholders. We have paid dividends consecutively for the Company's entire history, since 1816, a period of 187 years. This year marked the sixth consecutive year the Company increased its cash dividend.

Included in our annual report is a comprehensive picture of the Company's financial results.

William T. Morris

On December 31, 2002, Bill Morris retired as President and CEO after 35 years of outstanding service to the Company. During his tenure as President and CEO, Bill demonstrated a resolute dedication to the Company, and helped transform the Company into its preeminent position in the community and in the water industry. While Bill will no longer be involved in the Company's day-to-day affairs, we're fortunate that we will continue to benefit from his experience as he continues to serve as our Chairman.

Summary

Operating an investor-owned water utility is a challenging activity. But, thanks to the dedication and commitment of the Company's directors and employees, I am confident that we are up to the challenge.

Sincerely,

Jeffrey S. Osman
President and Chief Executive Officer

Directors, Officers & Key Employees



The Board of Directors of
The York Water Company
in the lobby of our Main Office.
From left:
Jeffrey S. Osman
William T. Morris, P.E.
Thomas C. Norris
Michael W. Gang
George W. Hodges
John L. Finlayson
George Hay Kain, III
Chloé R. Eichelberger
Irvin S. Naylor

Board of Directors

William T. Morris, P.E.* (65)
Chairman of the Board
The York Water Company

Irvin S. Naylor* (67)
Vice Chairman of the Board
President
Snow Time, Inc.

George Hay Kain, III (54)
Attorney at Law

Chloé R. Eichelberger (68)
President/Chief Executive Officer
Chloé Eichelberger Textiles, Inc.

John L. Finlayson* (61)
Vice President-Finance and Administration
Susquehanna Pfaltzgraff Co.

Michael W. Gang* (51)
Partner
Morgan, Lewis & Bockius LLP

Thomas C. Norris (64)
Chairman-Retired
P. H. Glatfelter Company

George W. Hodges (51)
Office of the President
The Wolf Organization, Inc.

Jeffrey S. Osman* (60)
President and Chief Executive Officer
The York Water Company

Directors Emeriti

Robert E. Skold
Josephine S. Appell
Frank Motter
Horace Keesey III

Transfer Agent & Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10273-0923
(800) 937-5449
www.amstock.com

Staff

Jeffrey S. Osman
President and Chief Executive Officer

Vernon L. Bracey
Vice President-Customer Service

Duane R. Close
Vice President-Operations

Jeffrey R. Hines, P.E.
Vice President-Engineering
Secretary

Bruce C. McIntosh
Vice President-Human Resources

Kathleen M. Miller
Chief Financial Officer
Treasurer

Stock Exchange Listing

The Company's common shares trade on the Nasdaq National Market. The trading symbol is "YORW."

* Members of the Executive Committee



Description of Business

The business of the Company is to impound, purify and distribute water. The Company operates entirely within its franchised territory located in York County, Pennsylvania, and is subject to regulation by the Pennsylvania Public Utility Commission, or PPUC. Water service is supplied through the Company's own distribution system to the City of York, the Boroughs of North York, West York, Manchester, Mount Wolf, New Salem, Hallam, Jacobus, Loganville, Yorkana, Seven Valleys, East Prospect, Jefferson, Glen Rock, New Freedom, Railroad, and portions of the Townships of Manchester, East Manchester, West Manchester, North Codorus, Shrewsbury, North Hopewell, Hopewell, Springettsbury, Spring Garden, Conewago, Springfield, York, Hellam, Windsor, Lower Windsor, Dover and Jackson. The Company's service territory has an estimated population of 153,000. Industry of the area served is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance, textile products, air conditioning, barbells, etc. The Company's present average daily consumption is 17,901,000 gallons, and its present safe daily yield is 23,000,000 gallons.

In the area served by the Company, under the regulation of the PPUC, there are no competitors. During the five years ended in 2002, the Company has maintained an increasing growth in number of customers and distribution facilities as shown by the following chart:

	2002	2001	2000	1999	1998
Average daily consumption (gallons per day)	17,901,000	19,734,000	19,542,000	20,928,000	19,488,000
Miles of mains at year-end	731	717	703	696	671
Additional distribution mains installed (ft.)	72,121	77,923	67,072	130,262	85,431
Number of customers	51,023	50,079	49,195	48,144	47,173
Population served	153,000	149,000	146,000	144,000	142,000

Operating revenue in 2002 is derived from the following sources and in the following percentages:
Residential, 59%; Commercial and Industrial, 33%; Other, 8%.

Market for Common Stock and Dividends

Beginning January 16, 2001, the common stock of The York Water Company is traded on the Nasdaq National Market. Prior to January 16, 2001, the common stock of The York Water Company was traded over-the-counter.

Quarterly price ranges and cash dividends per share for the last two years follow:

	2002			2001		
	High	Low	Dividend*	High	Low	Dividend*
1st Quarter	$16.25	$13.02	$0.130	$12.75	$ 8.94	$0.125
2nd Quarter	19.50	15.27	0.130	12.63	11.00	0.125
3rd Quarter	17.90	14.05	0.130	12.66	11.38	0.125
4th Quarter	17.24	12.68	0.135	15.16	11.50	0.130

* Cash dividends per share reflect dividends declared on shares actually outstanding at each dividend date.
(Refer to Note 4 to the Financial Statements for a description of the restriction on the declaration and payment of cash dividends.)

Prices are closing prices listed on Nasdaq.
Shareholders of record as of December 31, 2002 numbered 1,353.
Per share data has been restated to reflect the May 2002 two-for-one stock split.

Financial Reports and Investor Relations

Shareholders may request, without charge, copies of the Company's financial reports including Annual Reports and Forms 10-K and 10-Q. Such requests, as well as other investor relations inquiries, should be addressed to:

Jeffrey S. Osman - President

The York Water Company
Box 15089, York, PA 17405-7089

Or visit our web page at: www.yorkwater.com

This Annual Report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements made with respect to the results of operations and businesses of the Company. Words such as "may," "should," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include certain information relating to the Company's business strategy, including the markets in which it operates, the services it provides, its plans for construction, its expansion of its service territories, water usage by its customers and its plans to invest in new technologies. These forward-looking statements are based upon management's current plans, expectations, estimates and assumptions and are subject to a number of risks and uncertainties that could significantly affect current plans, anticipated actions and the Company's financial condition and results of operations. Factors that may cause actual results to differ materially from those discussed in such forward-looking statements include, among others, the following possibilities: (i) weather conditions, particularly the amount of rainfall; (ii) the level of commercial and industrial business activity within the Company's service territory; (iii) construction of new housing within the Company's service territory; (iv) governmental regulation affecting the Company's rates and service obligations; and (v) general economic and business conditions, including interest rates, which are less favorable than expected. The Company does not intend to update these cautionary statements.

Results of Operations

2002 COMPARED WITH 2001

Net income for 2002 was $3,790,347, a decrease of $215,720, or 5.4%, compared to 2001.

Water operating revenues for 2002 increased $150,669, or .8%, compared to 2001. The increase resulted primarily from the 4.2% rate increase approved by the PPUC, effective September 1, 2001. Despite an increase in customers, per capita consumption was down significantly due to the drought.

Operating expenses for 2002 increased $752,087, or 7.2%, compared to 2001. The increase was due to a number of factors including: increased public utility realty taxes, increased pension costs, increased health insurance premiums, and increased depreciation expenses. Reduced main and service line maintenance costs due to the completion of highway relocation in 2001 partially offset the increase in operating expenses.

Interest on short-term debt decreased $111,758 in 2002 compared to 2001 due to lower interest rates and a decline in short-term debt outstanding throughout the year. The average short-term debt outstanding in 2002 and 2001 was $2,432,512 and $3,298,887, respectively.

Allowance for funds used during construction for 2002 increased $51,574, or 58.7%, when compared to 2001. Capitalized interest on the pipeline to the river project accounts for the majority of the increase.

Federal and state income taxes declined by $198,956, or 8.9%, due to a decrease in taxable income. The effective tax rates for 2002 and 2001 were 34.9% and 35.8%, respectively.

2001 COMPARED WITH 2000

Net income for 2001 was $4,006,067, an increase of $248,280, or 6.6%, compared to 2000.

Water operating revenues for 2001 increased $921,379, or 5.0%, compared to 2000. The increase resulted primarily from an increase in customers and to a lesser extent from the 4.2% rate increase approved by the PPUC, effective September 1, 2001.

Operating expenses for 2001 increased $459,281, or 4.6%, compared to 2000. The increase was due to a number of factors including: increased service line maintenance due to highway relocation, Nasdaq listing fees, higher power costs, increased general insurance premiums, increased pension and supplemental retirement costs, and increased water treatment plant and equipment maintenance expenses. Reduced public utility realty taxes, lower depreciation expense due to the lengthening of asset lives, and lower health insurance premiums partially offset the increase in operating expenses.

Interest on long-term debt increased $20,083 in 2001 compared to 2000 due to the remarketing of the Series 1995 5% Industrial Development Bonds at 6%.



The higher interest rate was in effect for all of 2001. Short-term interest also increased by $69,720 in 2001 compared to 2000 despite lower interest rates, due to an increase in short-term debt outstanding. The average short-term debt outstanding in 2001 and 2000 was $3,298,887 and $1,415,595, respectively.

Allowance for funds used during construction for 2001 increased $31,943, or 57.1%, when compared to 2000. Capitalized interest on the pipeline to the river project accounts for the increase.

Federal and state income taxes rose by $149,491, or 7.2%, due to an increase in taxable income. The effective tax rates for 2001 and 2000 were 35.8% and 35.7%, respectively.

Rate Developments

Within the last several years the Company has filed applications for rate increases with the PPUC and has been granted rate relief as a result of such requests. The most recent rate request was filed by the Company on January 24, 2003, seeking an increase of $2,808,000, or 13.7%, increase in rates. The request has been temporarily suspended by the PPUC pending further review by the various parties to the case.

Liquidity and Capital Resources

The Company is not aware of demands, events or uncertainties that will result in a decrease of liquidity or in a material change in the mix and relative cost of capital resources.

During 2002, the per capita volume of water sold declined approximately 3.4% compared to 2001 due to the drought emergency. The Company anticipates a very slow turnaround in per capita consumption in the coming year.

During 2002, the Company had $6,309,906 of construction expenditures. The Company financed such expenditures through internally generated funds, customers' advances, short-term borrowings, and proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends), and employee stock purchase plan.

The Company anticipates construction expenditures for 2003 and 2004 of approximately $16,430,000 and $14,066,000, respectively. The Company plans to finance such expenditures with internally generated funds, customers' advances, short-term borrowings, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends), possible debt and stock issues, and employee stock purchase plan.

During 2002, net cash used in investing and financing activities exceeded net cash provided by operating activities. The Company anticipates that during 2003 net cash used in investing and financing activities will equal net cash provided by operating activities. Borrowings against the Company's lines of credit, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends), and employee stock purchase plan, possible debt or stock issues, and customers' advances will be used to satisfy the need for additional cash.

As of December 31, 2002, current liabilities exceeded current assets by $1,792,676. As of December 31, 2001, current liabilities exceeded current assets by $981,090. Short-term borrowings from lines of credit as of December 31, 2002 and 2001 were $2,737,976 and $2,000,000, respectively. The Company maintains lines of credit aggregating $14,000,000. Loans granted under these lines of credit bear interest based on the prime or LIBOR rates plus 1 to 1.25%. All lines of credit are unsecured and payable upon demand. The Company is not required to maintain compensating balances on its lines of credit.

During 2002, the Company's dividend payout ratios relative to net income and cash provided by operating activities were 87.7% and 52.1%, respectively.

Shareholders' investment as a percent of total capitalization was 53.3% as of December 31, 2002 compared with 52.3% as of December 31, 2001.

The Company had a two-for-one stock split during the second quarter 2002. On May 20, 2002, shareholders of record as of May 10, 2002, received one additional share of common stock for each share held as of the record date. The transaction had no effect on total stockholders' equity. All shares

Liquidity and Capital Resources (continued)

outstanding and per share amounts were restated to reflect the effect of the stock split.

The Company, like all other businesses, is affected by inflation, most notably by the continually increasing costs incurred to maintain and expand its service capacity. The cumulative effect of inflation results in significantly higher facility replacement costs which must be recovered from future cash flows. The ability of the Company to recover this increased investment in facilities is dependent upon future revenue increases, which are subject to approval by the PPUC.

The permitting process for the Company's pipeline to the Susquehanna River continued throughout 2002. The Company's petition to reclassify Lake Redman as a warm water fishery is in the final rulemaking stage. The Company expects a favorable final ruling in August 2003 and a discharge permit soon after that. This rulemaking affects only the discharge of water from the Susquehanna River into Lake Redman. While this process continued, the Department of Environmental Protection and the Susquehanna River Basin Commission both approved the Company's allocation permit to withdraw water from the Susquehanna River. This allocation process is now with the Federal Energy Regulatory Commission for its approval. The Company has also applied for construction permits and intends to begin construction in June 2003.

The engineering phase for the design of the intake, the pump station, and the first mile of pipeline is expected to be completed by April 2003. The entire project cost is estimated at $18 to $20 million and will be financed through a combination of debt and stock issues.

Drought

On November 6, 2001, the Governor issued a drought warning, which called for voluntary reductions in water use. On February 12, 2002, the drought warning became a drought emergency which imposed mandatory water use restrictions on our service territory. The drought emergency was upgraded to drought warning on November 7, 2002, then to drought watch on December 19, 2002. The drought reduced operating income for 2002. On January 8, 2003, Governor Schweiker returned the county to a normal state.

Critical Accounting Estimates

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Our accounting policies require us to make subjective judgments because of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates include: the determination of the useful life of our assets; and the valuation of our accounts receivable.

In connection with the determination of the useful life of the Company's assets, the Company is required to estimate the book depreciation reserve and annual depreciation accruals related to its utility plant. The Company performs service life studies by assembling and compiling historical data related to utility plant, analyzing such data to obtain historical trends of survivor characteristics, and interpreting the data to form judgments of service life characteristics. The Pennsylvania Public Utility Commission reviews and approves the Company's determination of the useful life of the Company's assets.

In connection with the valuation of the Company's accounts receivable, the Company is required to estimate the collectability of its accounts receivable. The Company reviews historical data related to the collectability of its accounts receivable and performs aging and other calculations in its determination of the carrying value of accounts receivable.

Other critical accounting estimates are discussed in the Accounting Policies section.



Effect of Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets" in July 2001. SFAS No.141 requires that all business combinations initiated after June 30, 2001, shall be accounted for using the purchase method of accounting. The pooling method of accounting is prohibited. SFAS No. 142 prescribes accounting for all purchased goodwill and intangible assets. The statement requires that acquired goodwill is not amortized, but is tested for impairment at least annually or whenever an impairment event arises. The Company does not have goodwill recorded on its books; accordingly, these provisions have no impact on the Company's financial condition or results of operations.

SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued in June 2001. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard applies to a legal obligation associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset. The term "legal obligation" is an obligation the Company is required to settle as a result of an existing or enacted law, statute, ordinance or contractual obligation. The provision of this standard will be effective in 2003. Management has reviewed the statement and has determined that it will have no impact on the Company's financial condition or results of operations.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" was effective for 2002. This statement supercedes SFAS No. 121 - "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of." This statement requires an entity to recognize an impairment loss if the carrying value amount of a long-lived asset or asset group is not recoverable and exceeds fair value. Management has reviewed this statement and has determined that the statement will have no impact on the Company's current financial condition or results of operations and that no additional disclosure is required.

In addition, during 2002 the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment to SFAS No. 123" in December 2002; SFAS 147 – "Acquisitions of Certain Financial Institutions" in October 2002; SFAS No. 146 – "Accounting for Costs Associated with Exit or Disposal Activities" in June 2002 and SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64" in April 2002. Based upon the Company's current activities, these standards are either not applicable or would not impact its accounting and reporting requirements.

Off-Balance Sheet Transactions

The Company does not use off-balance sheet transactions, arrangements or obligations that may have a material current or future effect on financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses. The Company does not use securitization of receivables or unconsolidated entities. The Company does not engage in trading or risk management activities, has no lease obligations, and does not have material transactions involving related parties.

Balance Sheets

Assets

	December 31 2002	December 31 2001
UTILITY PLANT, at original cost	$127,117,248	$121,109,335
Less-Reserve for depreciation	20,899,987	19,356,553
	106,217,261	101,752,782
Other Physical Property:		
Less-Reserve for depreciation of $95,820 in 2002 and $89,392 in 2001	508,297	511,007
Current Assets:		
Cash and cash equivalents	–	97,447
Receivables, less reserves of $130,000 in 2002 and 2001	2,838,501	2,995,000
Materials and supplies, at cost	480,573	449,777
Prepaid expenses	293,874	229,248
Deferred income taxes (Note 3)	88,655	88,655
Total Current Assets	3,701,603	3,860,127
Other Long-Term Assets:		
Prepaid pension cost (Note 6)	2,184,108	2,202,995
Deferred debt expense	314,269	354,346
Deferred rate case expense	92,852	144,042
Notes receivable (Note 7)	835,153	1,121,916
Deferred regulatory assets (Note 1)	2,556,709	1,886,658
Other	1,998,135	1,517,619
	7,981,226	7,227,576
	$118,408,387	$113,351,492

Capitalization and Liabilities

	2002	2001
Capitalization:		
Common stock, no par value, authorized 31,000,000 shares, issued and outstanding 6,364,803 shares in 2002 and 6,308,664 shares in 2001 (Note 5)	$32,331,176	$31,473,194
Earnings retained in the business	4,885,532	4,418,280
	37,216,708	35,891,474
Long-term debt (Note 4)	32,652,087	32,690,343
	69,868,795	68,581,817
Current Liabilities:		
Short-term borrowings (Note 4)	2,737,976	2,000,000
Current portion of long-term debt	38,257	37,877
Accounts payable	738,723	478,423
Dividends payable	653,082	623,498
Accrued taxes	28,736	527,674
Advance water revenues	28,030	25,037
Accrued interest	678,164	678,163
Other accrued expenses	591,311	470,545
Total Current Liabilities	5,494,279	4,841,217
Deferred Credits:		
Customers' advances for construction (Note 7)	17,684,840	17,777,685
Contributions in aid of construction	12,193,101	10,784,143
Deferred income taxes (Note 3)	10,488,787	8,519,594
Deferred regulatory liabilities (Note 1)	942,119	970,330
Deferred employee benefits	1,736,466	1,876,706
	43,045,313	39,928,458
	$118,408,387	$113,351,492

The accompanying notes are an integral part of these statements.



Statements

Statements of Income

	Year Ended December 31		
	2002	2001	2000
Water Operating Revenues:			
Residential	$11,527,695	$11,570,453	$10,979,596
Commercial and industrial	5,494,359	5,472,782	5,301,362
Other	2,531,157	2,359,307	2,200,205
	19,553,211	19,402,542	18,481,163
Operating Expenses:			
Operation and maintenance	4,630,187	4,565,022	4,217,504
Administrative and general	4,049,496	3,921,598	3,386,889
Depreciation and amortization	1,663,494	1,571,441	1,673,715
Taxes other than income taxes	876,815	409,844	730,516
	11,219,992	10,467,905	10,008,624
Operating income	8,333,219	8,934,637	8,472,539
Interest Expense and Other Income:			
Interest on long-term debt (Note 4)	2,759,609	2,759,985	2,739,902
Interest on short-term debt (Note 4)	71,671	183,429	113,709
Allowance for funds used during construction	(139,423)	(87,849)	(55,906)
Other income, net	(182,570)	(159,536)	(166,003)
	2,509,287	2,696,029	2,631,702
Income before income taxes	5,823,932	6,238,608	5,840,837
Federal and state income taxes (Note 3)	2,033,585	2,232,541	2,083,050
Net income	$ 3,790,347	$ 4,006,067	$ 3,757,787
Basic Earnings Per Share (Note 5)	$ 0.60	$ 0.65	$ 0.63

Statements of Shareholders' Investment

	Common Stock	Earnings Retained In The Business	Treasury Stock
Balance, January 1, 2000	$28,099,197	$ 3,418,257	$ (687,800)
Net income	–	3,757,787	–
Cash dividends ($.49 per share)	–	(2,949,993)	–
Issuance of common stock under dividend reinvestment plan	722,609	–	–
Issuance of common stock under employee stock purchase plan	77,698	–	–
Balance, December 31, 2000	28,899,504	4,226,051	(687,800)
Net income	–	4,006,067	–
Cash dividends ($.51 per share)	–	(3,126,038)	–
Issuance of 76,930 shares of common stock	1,783,726	–	–
Issuance of common stock under dividend reinvestment plan	715,023	–	–
Issuance of common stock under employee stock purchase plan	74,941	–	–
Retirement of treasury stock	–	(687,800)	687,800
Balance, December 31, 2001	31,473,194	4,418,280	–
Net income	–	3,790,347	–
Cash dividends ($.53 per share)	–	(3,323,095)	–
Issuance of common stock under dividend reinvestment plan	786,392	–	–
Issuance of common stock under employee stock purchase plan	71,590	–	–
Balance, December 31, 2002	$32,331,176	$ 4,885,532	$ –

The accompanying notes are an integral part of these statements.

Statements of Cash Flows

	Year Ended December 31		
	2002	2001	2000
Cash Flows from Operating Activities:			
Net income	$3,790,347	$4,006,067	$3,757,787
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,663,494	1,571,441	1,673,715
Provision for losses on accounts receivable	90,481	89,265	85,357
Increase in deferred income taxes (including regulatory assets and liabilities)	1,270,931	1,035,136	924,785
Changes in assets and liabilities:			
Decrease (increase) in accounts receivable	66,018	(229,672)	(186,690)
Decrease in recoverable income taxes	–	–	5,702
Increase in materials and supplies	(30,796)	(47,007)	(12,330)
(Increase) decrease in prepaid expenses and prepaid pension costs	(45,739)	4,416	(233,670)
Increase (decrease) in accounts payable, accrued expenses, other liabilities and deferred employee benefits	273,403	(384,670)	677,666
(Decrease) increase in accrued interest and taxes	(498,937)	362,671	135,021
(Increase) decrease in other assets	(204,606)	502,018	(432,002)
Net Cash Provided by Operating Activities	6,374,596	6,909,665	6,395,341
Cash Flows from Investing Activities:			
Acquisitions of temporary investments	(3,290,488)	(2,940,152)	(249,046)
Maturities of temporary investments	3,290,488	2,940,152	249,046
Construction expenditures	(6,309,906)	(7,095,827)	(6,413,721)
Customers' advances for construction and contributions in aid of construction	1,316,113	1,658,525	1,189,961
Decrease (increase) in notes receivable	286,763	(136,122)	(202,000)
Net Cash Used in Investing Activities	(4,707,030)	(5,573,424)	(5,425,760)
Cash Flows from Financing Activities:			
Repayments of long-term debt	(37,876)	(37,500)	(37,723)
Net borrowings (repayments) under line-of-credit agreements	737,976	(648,946)	1,217,828
Issuance of 76,930 shares of common stock	–	1,783,726	–
Issuance of common stock under dividend reinvestment plan	786,392	715,023	722,609
Issuance of common stock under employee stock purchase plan	71,590	74,941	77,698
Dividends	(3,323,095)	(3,126,038)	(2,949,993)
Net Cash Used in Financing Activities	(1,765,013)	(1,238,794)	(969,581)
Net increase (decrease) in cash and cash equivalents	(97,447)	97,447	–
Cash and cash equivalents at beginning of year	97,447	–	–
Cash and cash equivalents at end of year	$ –	$ 97,447	$ –
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest, net of amounts capitalized	$2,683,248	$2,851,378	$2,783,830
Income taxes	1,204,172	757,162	1,076,981

The accompanying notes are an integral part of these statements.



1. Accounting Policies

The business of The York Water Company is to impound, purify and distribute water. The Company operates entirely within its franchised territory located in York County, Pennsylvania, and is subject to regulation by the PPUC.

The Company is subject to the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, *"Accounting for the Effects of Certain Types of Regulation,"* and, therefore, certain of the accounting principles followed may differ from enterprises in general to reflect the economic effect of rate decisions by regulatory authorities.

The following summarizes the significant accounting policies employed by The York Water Company.

Property, Plant & Equipment & Depreciation

Property, plant and equipment consists of utility plant. The cost of additions includes contracted cost, direct labor and fringe benefits, materials, overheads and, for certain utility plant, allowance for funds used during construction. Water systems acquired are recorded at estimated original cost of utility plant when first devoted to utility service and the applicable depreciation is recorded to accumulated depreciation. The difference between the estimated original cost less applicable accumulated depreciation, and the purchase price is recorded as an acquisition adjustment within utility plant. At December 31, 2002 and 2001, utility plant includes a credit acquisition adjustment of $1,414,383 and $1,447,968, respectively, which is being amortized over the remaining life of the respective assets. Amortization amounted to $33,585 in 2002 and $33,586 in 2001.

Upon normal retirement of depreciable property, the estimated or actual cost of the asset is credited to the utility plant account, and such amounts, together with the cost of removal less salvage value, is charged to the reserve for depreciation. Gains or losses from abnormal retirements are reflected in income currently.

The Company charges to maintenance expense the cost of repairs and replacements and renewals of minor items of property. Maintenance of transportation equipment is charged to clearing accounts and apportioned therefrom in a manner similar to depreciation. The cost of replacements, renewals and betterments of units of property is capitalized to the utility plant accounts.

The straight-line remaining life method is used to compute depreciation on utility plant cost, exclusive of land and land rights. The effective rate of depreciation was 1.76% in 2002, 1.74% in 2001, and 1.96% in 2000 on average utility plant, net of customers' advances and contributions. Larger depreciation provisions are deducted for tax purposes.

Annual provisions for depreciation of transportation and mechanical equipment included in utility plant are computed on a straight-line basis over the estimated service lives. Such provisions are charged to clearing accounts and apportioned therefrom to operating expenses and other accounts in accordance with the Uniform System of Accounts as prescribed by the PPUC.

During 2001, the estimated lives were lengthened for certain assets that resulted in less depreciation expense of approximately $170,000 in 2001. The lengthened lives continued to be used in 2002.

Deferred Charges

Deferred debt expense is amortized on a straight-line basis over the term of the related debt.

Deferred rate case expense is amortized over two years as specified by the PPUC for rate-making purposes.

Revenues

Revenues include amounts billed to customers on a cycle basis and unbilled amounts based on estimated usage from the latest meter reading to the end of the accounting period.

Customers' Advances for Construction

Advances are received from customers for construction of utility plant and are refundable as operating revenues are earned and any notes receivable have been paid after the completion of construction (see also Note 7). After all refunds to which the customer is entitled are made, any remaining balance is transferred to contributions in aid of construction.

Contributions in Aid of Construction

Contributions in aid of construction include direct contributions and the portion of customers' advances for construction which become nonrefundable. Transfers to other accounts may not be made without approval of the PPUC.

Income Taxes & Deferred Regulatory Assets & Liabilities

Certain income and expense items are accounted for in different time periods for financial reporting than for income tax reporting purposes.

Accounting Policies (continued)

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent such income taxes increase or decrease future rates, an offsetting regulatory asset or liability has been recorded.

Investment tax credits have been deferred and are being amortized to income over the average estimated service lives of the related assets.

Notes Receivable

Notes receivable are recorded at cost, less the related allowance for impaired notes receivable. Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a note to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. When a note is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate.

Pension Plans

The Company has defined benefit pension plans covering substantially all of its employees. The benefits are based on years of service and the employee's compensation before retirement. The Company also has a savings plan pursuant to the provisions of Section 401(k) of the Internal Revenue Code. The plan covers substantially all of its employees.

Allowance for Funds Used During Construction

Allowance for funds used during construction (AFUDC) represents the cost of funds used for construction purposes during the period of construction. These costs are reflected as non-cash income during the construction period and as an addition to the cost of plant constructed. The AFUDC rate was 10.04% for 2002, 2001, and 2000.

Statements of Cash Flows

For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents except for those instruments earmarked to fund construction expenditures or repay long-term debt.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain 2001 and 2000 amounts have been reclassified to conform to 2002 presentation.

2. Rate Increases

The Company has increased rates as approved by the PPUC in August 2001 (4.2%). The new rates became effective September 1, 2001 and are designed to produce approxmately $800,000 in additional annual operating revenues. The Company filed a rate increase request on January 24, 2003, seeking an increase of $2,808,000, or 13.7%. The request has been temporarily suspended by the PPUC pending further review by the various parties to the case.



3. Income Taxes

The provisions for income taxes consist of:

	2002	2001	2000
Federal current	$ 425,397	$ 710,573	$ 926,825
State current	330,172	348,373	297,378
Federal deferred	1,301,525	1,217,628	811,966
State deferred	12,467	(6,427)	83,563
Federal investment tax credit, net of current utilization	(35,976)	(37,606)	(36,682)
Total income taxes	$2,033,585	$2,232,541	$2,083,050

A reconciliation of the statutory Federal tax provision (34%) to the total provision follows:

	2002	2001	2000
Statutory Federal tax provision	$1,980,137	$2,121,127	$1,985,885
Tax-exempt interest	(57,073)	(54,145)	(47,524)
Effect of depreciation flowed through	–	–	(65,061)
Effect of cost of removal flowed through	–	–	(27,990)
Amortization of investment tax credit	(38,211)	(38,332)	(38,118)
State income taxes, net of Federal benefit	226,142	225,684	251,441
Debt issuance expenses	–	–	(31,956)
Cash value of life insurance policies	(28,264)	(17,134)	(5,196)
Other, net	(49,146)	(4,659)	61,569
Total income taxes	$2,033,585	$2,232,541	$2,083,050

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2002 and 2001 are summarized in the following table:

	2002	2001
Deferred tax assets:		
Allowance for doubtful accounts	$ 88,655	$ 88,655
Deferred compensation	781,150	263,009
Customers' advances and contributions	459,475	512,339
Alternative minimum tax credit carryforward	453,918	768,511
Other	31,474	35,104
Total gross deferred tax assets	1,814,672	1,667,618
Less valuation allowance	–	–
Total deferred tax assets	1,814,672	1,667,618
Deferred tax liabilities:		
Accelerated depreciation	10,733,745	8,616,012
Investment tax credit	340,407	351,804
Pension income	886,604	894,271
Other, net	254,048	236,470
Total deferred tax liabilities	12,214,804	10,098,557
Net deferred tax liability	$10,400,132	$ 8,430,939
Reflected on balance sheets as:		
Current deferred tax asset	$ (88,655)	$ (88,655)
Noncurrent deferred tax liability	10,488,787	8,519,594
Net deferred tax liability	$10,400,132	$ 8,430,939

No valuation allowance is required for deferred tax assets as of December 31, 2002 and 2001. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and the current regulatory environment, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

4. Borrowings

Long-term debt as of December 31, 2002 and 2001 is summarized in the following table:

	2002	2001
10.17% Senior Notes, Series A, due 2019	$ 6,000,000	$ 6,000,000
9.60% Senior Notes, Series B, due 2019	5,000,000	5,000,000
10.05% Senior Notes, Series C, due 2020	6,500,000	6,500,000
8.43% Senior Notes, Series D, due 2022	7,500,000	7,500,000
4.40% Industrial Development Authority Revenue Refunding Bonds, Series 1994, due 2009	2,700,000	2,700,000
1% Pennvest Note, due 2019	652,087	690,343
6% Industrial Development Authority Revenue Refunding Bonds, Series 1995, due 2010	4,300,000	4,300,000
	$32,652,087	$32,690,343

The 6.0% Industrial Development Authority Revenue Refunding Bonds, Series 1995, have a mandatory tender date of June 1, 2005. The Company is required to repurchase any unremarketed bonds.

The 4.40% Industrial Development Authority Revenue Refunding Bonds, Series 1994, have a mandatory tender date of May 15, 2004. The Company is required to repurchase any unremarketed bonds.

The terms of the debt agreements limit in some cases the Company's ability to prepay its borrowings and include certain restrictions with respect to declaration and payment of cash dividends and acquisition of the Company's stock. Under the terms of the most restrictive agreements, cumulative payments for dividends and acquisition of stock since December 31, 1982 may not exceed $1,500,000 plus net income since that date. As of December 31, 2002, none of the earnings retained in the business are restricted under these provisions.

The Company maintains lines of credit aggregating $14,000,000. Loans granted under these lines as of December 31, 2002 bear interest based on the prime or LIBOR rate plus 1 to 1.25%. There were $2,737,976 of short-term borrowings as of December 31, 2002 and $2,000,000 as of December 31, 2001. The weighted average interest rate on short-term borrowings outstanding as of December 31, 2002 was 2.56%. All of the lines of credit are payable upon demand. The Company is not required to maintain compensating balances on its lines of credit.

5. Common Stock and Earnings Per Share

Earnings per share are based upon the weighted average number of shares outstanding of 6,330,394 in 2002; 6,153,250 in 2001; and 6,021,350 in 2000. The Company does not have dilutive securities.

Under the employee stock purchase plan, all full-time employees who have been employed at least six consecutive months may purchase shares of the Company's common stock through payroll deductions limited to 10% of gross compensation. The purchase price is 95% of the fair market value (as defined). As of December 31, 2002, 99,180 shares have been issued under the plan.

Under the optional dividend reinvestment plan, holders of the Company's common stock may purchase additional shares. The purchase price is 95% of the fair market value (as defined). As of December 31, 2002, 2,981,029 shares of the 3,840,000 shares authorized have been issued.

On October 22, 1999, the Company purchased 38,000 shares of its common stock in a private transaction. These shares were retired in 2001.

On July 23, 2001, the Company offered to holders of its common stock non-transferable subscription rights to purchase up to an aggregate of 120,000 shares of common stock. All shareholders were granted one subscription right for every 25 shares of common stock held of record as of June 30, 2001. Each subscription right entitled the holder to purchase one share at a purchase price of $23.61 per share. On September 10, 2001, subscription rights to purchase 76,930 shares were exercised. The net proceeds, $1,783,726, were used to repay short-term borrowings.

During the second quarter of 2002, the Company had a two-for-one stock split. On May 20, 2002, shareholders of record as of May 10, 2002, received one additional share of common stock for each share held as of the record date. The transaction had no effect on total shareholders' equity. All shares outstanding and per share amounts in this report have been restated to reflect the effect of the stock split.

6. Employee Benefit Plans

The Company maintains two defined benefit pension plans covering substantially all of its employees. The benefits are based upon years of service times the sum of $17.50 plus 1.5% of final average monthly earnings in excess of $400. The Company's funding policy is to contribute annually the maximum amount permitted by the Employee Retirement Income Security Act of 1974, as amended.



The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheets as of December 31, 2002 and 2001. The measurement of assets and obligations of the plans is as of December 31, 2002 and 2001.

	2002	2001
Pension benefit obligations beginning of year	$11,954,086	$11,993,805
Service cost	340,834	384,287
Interest cost	835,276	795,934
(Decrease) increase due to actuarial (gain) loss	702,549	(697,159)
Benefit payments	(590,052)	(522,781)
Pension benefit obligation end of year	$13,242,693	$11,954,086
Fair value of plan assets beginning of year	$13,327,027	$15,006,375
Actual return on plan assets	(1,007,496)	(1,156,567)
Employer contributions	242,116	–
Benefits paid	(590,052)	(522,781)
Fair value of plan assets end of year	$11,971,595	$13,327,027
Funded status	$ (1,271,098)	$ 1,372,941
Unrecognized transition asset	–	(36,333)
Unrecognized net prior service cost	205,072	236,404
Unrecognized net loss	3,250,134	629,983
Prepaid pension cost as of December 31, 2002 and 2001	$ 2,184,108	$ 2,202,995

Net periodic pension expense (income) for 2002, 2001 and 2000 included the following components:

	2002	2001	2000
Service cost-benefits earned during the year	$340,834	$384,287	$332,258
Interest cost on projected benefit obligation	835,276	795,934	752,667
Expected return on plan assets	(910,110)	(1,030,129)	(1,064,600)
Amortization of transition asset	(36,333)	(206,000)	(206,000)
Amortization of prior service cost	31,336	31,336	31,017
Amortization of accumulated gain	–	–	(45,882)
Net periodic pension expense (income)	$ 261,003	$ (24,572)	$(200,540)

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 6.75% in 2002, 7.25% in 2001 and 6.75% in 2000. The rate of increase in future compensation levels was 5%. The expected long-term rate of return on assets was 7%.

The Company has a savings plan pursuant to the provisions of section 401(k) of the Internal Revenue Code. The plan provides for elective employee contributions of up to 15% of compensation and Company matching contributions of 50% of the participant's contribution, up to a maximum annual Company contribution of $1,500 for each employee. Contributions to the plan amounted to $76,149 in 2002, $61,584 in 2001, and $58,952 in 2000.

The Company has non-qualified deferred compensation agreements with certain senior management. The future commitments under these arrangements have been funded through corporate-owned life insurance policies. At December 31, 2002 and 2001, the present value of the future obligations was $1, 736,465 and $1,876,706 respectively. The insurance policies included in other assets had a total cash value of $1,890,805 and $1,405,425, respectively, at December 31, 2002 and 2001.

7. Notes Receivable and Customers' Advances for Construction

The Company has entered into agreements with six municipalities to extend water service into newly-formed water districts. The Company loaned funds to the municipalities to cover the costs related to the projects. The municipalities concurrently advanced these funds back to the Company in the form of customers' advances for construction. The municipalities are required by enacted ordinance to charge application fees and water revenue surcharges (fees) to customers connected to the system which are remitted to the Company. The principal and the related customer advance are reduced periodically as operating revenues are earned by the Company from customers connected to the system and refunds of advances are made. There is no due date for the notes nor expiration date for the advances.

The Company has recorded interest income of $151,922 in 2002, $142,560 in 2001, and $122, 828 in 2000.

Included in the accompanying balance sheets at December 31, 2002 and 2001 were the following amounts related to these projects:

	2002	2001
Notes receivable, including interest	$ 669,265	$ 947,852
Customers' advances for construction	2,758,130	3,090,261

7. Notes Receivable and Customers' Advances for Construction (continued)

The Company has other notes receivable totaling $165,888 and $174,064 at December 31, 2002 and 2001, respectively.

The Company has other customers' advances for construction totaling $14,926,710 and $14,687,424 at December 31, 2002 and 2001, respectively.

During the second quarter of 2002, the Company offset notes receivable in the amount of $388,078 against the related advances for construction based on its determination that the principal recoverable from note holders was less than the recorded amount, and the fact that advances are not fully refundable to the extent that payments are not received on the notes.

8. Capital Commitments

The Company plans to finance ongoing capital expenditures with internally generated funds, customers' advances, short-term borrowings and proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan. As additional funds are needed for the pipeline to the river, various debt and equity financing will be used.

9. Commitments and Contingent Liabilities

The Company is involved in certain legal and administrative proceedings before various courts and governmental agencies concerning rates and other matters. The Company expects that the ultimate disposition of these proceedings will not have a material effect on the Company's financial position, results of operations and cash flows.

10. Fair Value of Financial Instruments

The estimated fair value of financial instruments has been determined based on available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company might realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

The carrying amount of current assets and liabilities that are considered financial instruments approximates their fair value as of the dates presented. The Company's long-term debt, with a carrying value of $32,652,087 at December 31, 2002 and $32,690,343 at December 31, 2001, had an estimated fair value of approximately $42,000,000 in 2002 and $39,000,000 in 2001. The weighted average rates used to calculate the carrying value were based on the 30-year Treasury Bond yield. The 2002 and 2001 rates were 5.99% and 6.58%, respectively.

The Company's customers' advances for construction and notes receivable have carrying values at December 31, 2002 of $17,684,840 and $835,153, respectively. The relative fair values of these amounts cannot be accurately estimated since the timing of future payment streams is dependent upon several factors, including new customer connections, customer consumption levels and future rate increases.

11. Shareholder Rights Plan

On January 25, 1999, the Company's Board of Directors approved a Shareholder Rights Plan designed to protect the Company's shareholders in the event of an unsolicited, unfair offer to acquire the Company. Each outstanding common share is entitled to one Right which is evidenced by the common share certificate. In the event any person acquires 15% or more of the outstanding common shares or commences a tender or exchange offer which, if consummated, would result in a person owning 15% or more of the outstanding common shares, the Rights will begin to trade independently from the common shares, and would entitle the holder to purchase a number of common shares having approximately twice the value of the exercise price of the Rights. If the Company is involved in a merger or other business combination at any time after the Rights become exercisable, the Rights will entitle the holder to acquire a number of shares of the acquiring company having approximately twice the value of the exercise price of the Rights. The Rights are redeemable by the Company at a redemption price of $0.01 per Right at any time before the Rights become exercisable. The Rights will expire on January 24, 2009, unless previously redeemed.



12. Selected Quarterly Financial Data (Unaudited)

2002	First	Second	Third	Fourth	Year
Water operating revenue	$4,679,634	$4,876,305	$5,276,135	$4,721,137	$19,553,211
Utility operating income	2,074,943	1,982,195	2,384,386	1,891,695	8,333,219
Net income	875,447	920,934	1,115,543	878,423	3,790,347
Basic earnings per share	.14	.15	.18	.13	.60
Dividends per share	.13	.13	.13	.14	.53
2001					
Water operating revenue	$4,495,450	$4,763,382	$5,110,284	$5,033,426	$19,402,542
Utility operating income	1,951,126	2,034,245	2,890,671	2,058,595	8,934,637
Net income	802,200	856,689	1,363,695	983,483	4,006,067
Basic earnings per share	.13	.14	.23	.15	.65
Dividends per share	.12	.13	.13	.13	.51

Independent Auditors' Report

To the Shareholders and Board of Directors of The York Water Company,

We have audited the accompanying balance sheets of The York Water Company as of December 31, 2002 and 2001, and the related statements of income, shareholders' investment, and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, financial statements referred to above present fairly, in all material respects, the financial position of The York Water Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Stambaugh Ness, PC

York, Pennsylvania
March 4, 2003



Supplemental Information (Unaudited)

Selected Financial Data	Years Ended December 31 2002	2001	2000
Income			
Operating Revenues	$19,553,211	$19,402,542	$18,481,163
Operating Expenses	$11,219,992	$10,467,905	$10,008,624
Operating Income	$8,333,219	$8,934,637	$8,472,539
Interest and Debt Expense	$2,691,857	$2,855,565	$2,797,705
Net Income Applicable to Common Stock	$3,790,347	$4,006,067	$3,757,787
Percent Change in Net Income Compared to Prior Year	-5.4%	6.6%	19.1%
Common Stock Dividends	$3,323,095	$3,126,038	$2,949,993
Dividend Payout Ratio	88%	78%	79%
Weighted Average Common Shares Outstanding	6,330,394	6,153,250	6,021,350
Basic Earnings Per Weighted Average Common Share	$.60	$.65	$.63
Number of Common Shares Outstanding	6,364,803	6,308,664	6,085,466
ROE on Year End Common Equity	10.2%	11.2%	11.6%
Common Stock Dividends Per Share	$.53	$.51	$.49
Net Cash Flows From Operating Activities	$6,374,596	$6,909,665	$6,395,341
Balance Sheet			
Common Shareholders' Equity	$37,216,708	$35,891,474	$32,437,755
Long-Term Debt	$32,652,087	$32,690,343	$32,728,220
Total Capitalization	$69,868,795	$68,581,817	$65,165,975
Percent Common Shareholders' Equity	53%	52%	50%
Percent Long-Term Debt	47%	48%	50%
Net Utility Plant	$106,217,261	$101,752,782	$96,433,665
Operating Data			
Revenue Class			
Residential	$11,527,695	$11,570,453	$10,979,596
Commercial and Industrial	$5,494,359	$5,472,782	$5,301,362
Other	$2,531,157	$2,359,307	$2,200,205
Total Operating Revenues	$19,553,211	$19,402,542	$18,481,163
Other Operating Data			
Number of Customers	51,023	50,079	49,195
Number of Employees	89	90	90
Capital Additions	$6,309,906	$7,095,827	$6,413,721
Common Shareholders	1,353	1,327	1,307
Book Value Per Common Share	$5.85	$5.69	$5.33
Market Value at Year End	$14.20	$14.63	$9.00
Market Value to Book Value	243%	257%	169%
P/E Ratio	23.67	22.5	14.3

Per share data reflects the impact of the May 2002 two-for-one stock split.



1999	1998	1997	1996	1995	1994	1993	1992
$17,511,251	$17,137,029	$16,996,706	$15,721,462	$15,449,296	$14,755,707	$14,201,756	$13,216,692
$10,255,553	$9,721,428	$9,678,694	$9,223,227	$10,539,739	$9,936,947	$9,877,114	$8,698,043
$7,255,698	$7,415,601	$7,318,012	$6,498,235	$4,909,557	$4,818,760	$4,324,642	$4,518,649
$2,643,579	$2,673,614	$2,707,310	$2,893,123	$2,738,846	$2,720,535	$3,045,872	$2,609,708
$3,154,073	$3,135,389	$3,120,061	$2,759,756	$2,312,247	$2,444,678	$2,550,883	$2,168,118
0.6%	0.5%	13.1%	19.4%	-5.4%	-4.2%	17.7%	7.0%
$2,823,526	$2,744,592	$2,650,266	$2,376,620	$2,277,190	$2,249,279	$2,220,683	$2,139,969
90%	88%	85%	86%	98%	92%	87%	99%
5,980,534	5,902,570	5,824,938	5,255,128	5,060,760	4,998,744	4,935,232	4,671,536
$.53	$.53	$.54	$.53	$.46	$.49	$.52	$.46
5,978,182	5,959,444	5,869,564	5,801,048	5,098,992	5,037,472	4,974,536	4,911,112
10.2%	10.3%	10.7%	9.9%	10.6%	11.5%	12.4%	13.0%
$.48	$.47	$.46	$.45	$.45	$.45	$.45	$.45
$5,495,744	$6,207,018	$5,092,022	$4,310,222	$3,000,025	$3,754,202	$3,672,970	$3,296,508
$30,829,654	$30,380,436	$29,150,786	$28,002,757	$21,771,767	$21,251,914	$20,597,440	$19,832,098
$32,765,943	$32,000,000	$32,000,000	$32,000,000	$32,000,000	$32,000,000	$32,000,000	$34,966,327
$63,595,597	$62,380,436	$61,150,786	$60,002,757	$53,771,767	$53,251,914	$52,597,440	$54,798,425
48%	49%	48%	47%	40%	40%	39%	36%
52%	51%	52%	53%	60%	60%	61%	64%
$91,725,068	$86,401,217	$83,155,036	$80,334,138	$76,819,549	$73,107,138	$67,937,662	$63,245,524
$10,198,707	$10,015,871	$9,975,226	$9,273,216	$8,895,601	$8,271,510	$8,080,582	$7,557,324
$5,368,833	$5,303,237	$5,293,730	$4,925,781	$5,292,109	$5,313,765	$4,990,704	$4,599,232
$1,943,711	$1,817,921	$1,727,750	$1,522,465	$1,261,586	$1,170,432	$1,130,470	$1,060,136
$17,511,251	$17,137,029	$16,996,706	$15,721,462	$15,449,296	$14,755,707	$14,201,756	$13,216,692
48,144	47,173	46,458	45,800	44,879	43,830	42,844	42,198
90	91	90	91	90	91	90	91
$7,050,376	$4,989,967	$4,500,517	$4,936,816	$5,256,959	$6,629,903	$6,040,584	$2,777,903
1,364	1,325	1,334	1,281	1,217	1,208	1,190	1,213
$5.16	$5.10	$4.97	$4.83	$4.27	$4.22	$4.14	$4.04
$8.38	$9.63	$10.38	$8.41	$8.47	$7.88	$7.25	$6.94
162%	189%	209%	174%	198%	187%	175%	172%
16.0	18.2	19.4	16.0	18.4	16.1	14.1	14.9

Chartered Territory

Distribution & Supply System


THE YORK WATER COMPANY
N
CHARTERED TERRITORY
DISTRIBUTION SYSTEM
SUPPLY SYSTEM
NEWBERRY TWP
YORK HAVEN
CONEWAGO TWP
SUSQUEHANNA RIVER
MOUNT WOLF
MANCHESTER
EAST MANCHESTER TWP
HELLAM TWP
83
MANCHESTER TWP
30
PLEASUREVILLE
HALLAM
DOVER TWP
DOVER
SPRINGETTSBURY TWP
EAST PROSPECT
YORKANA
WEST MANCHESTER TWP
YORK
SPRING GARDEN TWP
WINDSOR TWP
FILTER PLANT
YORK TWP
WINDSOR
JACKSON TWP
PUMPING STATION
SPRY
YORK NEW SALEM
DALLASTOWN
JACOBUS
RED LION
NORTH CODORUS TWP
SOUTH BRANCH CODORUS CREEK
SPRINGFIELD TWP
LOGANVILLE
EAST BRANCH CODORUS CREEK
SEVEN VALLEYS
JEFFERSON
NORTH HOPEWELL TWP
CODORUS TWP
GLEN ROCK
SHREWSBURY
SHREWSBURY TWP
HOPEWELL TWP
RAILROAD
NEW FREEDOM
PENNSYLVANIA
NEW YORK
HARRISBURG
LANCASTER
YORK
PHILADELPHIA
BALTIMORE
WASHINGTON D.C.



"That good York water"
SINCE 1816

The York Water Company

130 East Market Street, York, Pennsylvania 17405
717•845•3601 www.yorkwater.com